Exhibit 99.1

TransAlta Reports In Line Third Quarter 2017 Results

CALGARY, Oct. 31, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today reported third quarter 2017 comparable EBITDA(1) of $245 million, funds from operations ("FFO")(1) of $196 million, and free cash flow ("FCF")(1) of $99 million. Comparable EBITDA for the third quarter was the strongest third quarter result since 2013.  Our results were in line with expectations and provide us with confidence in our ability to reach our current outlook for 2017.

During the quarter, the Company benefited from lower transportation costs and higher prices on merchant and contracted revenues in our US Coal segment and we commissioned the South Hedland power station in Australia.  Canadian Gas and Energy Marketing segments performed well, offset by lower volumes on wind assets during the quarter.

At Canadian Coal, higher fuel costs were caused by the expected higher strip ratio, lower planned equipment availability, and unexpected lower productivity at our mine during the first half of the year. Results for Canadian Coal were also negatively impacted by lower priced hedges, partially offset by the Off-Coal Agreement payment and higher prices on non-contracted generation for both the quarter and year-to-date.

FCF was up $44 million and $24 million during the third quarter and year-to-date, respectively, compared to the same periods in 2016, mostly due to the timing of sustaining and productivity capital expenditures and the Mississauga re-contracting.

"Quarterly results were as anticipated and the recovery at our mine is advancing ahead of plan," said Dawn Farrell, President and Chief Executive Officer. "The addition of South Hedland and our diversity of assets across fuel types and regions is enabling us to grow cash flow, strengthen our balance sheet and continue our transition to gas and renewables."

Third Quarter Highlights

•	Formal notice was received from the Balancing Pool for the termination of the Alberta Power Purchase Arrangements ("Alberta PPAs") for Sundance B and C effective March 31, 2018. TransAlta expects to receive compensation of approximately $215 million, representing the net book value of the assets, and will benefit from increased operational flexibility upon termination.
•	TransAlta Renewables announced that the South Hedland power station, located in the Pilbara Region of Western Australia, had begun commercial operation. As a result of the commissioning, the Class B shares in the capital of TransAlta Renewables held by TransAlta were converted into common shares, and TransAlta Renewables increased the dividend on its common shares by approximately 7%. Fortescue Metals Group ("FMG") is disputing the requisite performance criteria to declare commercial operation for their 35 MW Power Purchase Agreement ("PPA"). In our view, all conditions to establish that commercial operations commenced have been satisfied in full under the terms of the PPA with FMG.
•	TransAlta cancelled the $350 million credit agreement provided to TransAlta Renewables and reduced our $1.5 billion credit facility to $1.0 billion. Concurrent with this transaction, TransAlta Renewables entered into a $500 million syndicated credit agreement, resulting in no change to liquidity for TransAlta on a consolidated basis. Both credit facilities expire in 2021.
•	TransAlta appointed the Honourable Rona Ambrose to its Board of Directors. Ms. Ambrose is the former Leader of Canada's Official Opposition in the House of Commons, and brings extensive public policy experience to the Board.

Important Subsequent Events

•	Kent Hills Wind LP, a subsidiary of the TransAlta Renewables, completed a private placement bond offering for $260 million in proceeds, which will be used to fund a portion of the construction costs for the Kent Hills expansion and to redeem the unsecured debentures issued by Canadian Hydro Developers, Inc., a wholly owned subsidiary of TransAlta Renewables.
•	TransAlta Renewables expects to receive approximately US$335 from FMG for the repurchase of the Solomon power station, which will be utilized to repay the credit facility used to fund the development of the South Hedland power station, for other future growth opportunities, and for general corporate purposes.

Third Quarter 2017 Review by Segment

Comparable EBITDA	3 Months Ended		9 Months Ended
(in CAD$ millions)	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Canadian Coal	82	99	258	295
U.S. Coal	24	13	68	27
Canadian Gas	56	53	201	174
Australian Gas	45	32	108	96
Wind and Solar	26	32	136	129
Hydro	19	19	61	62
Energy Marketing	12	10	20	39
Corporate	(19)	(14)	(65)	(51)
Total Comparable EBITDA	245	244	787	771

•	Canadian Coal: Comparable EBITDA for the three and nine months ended September 30, 2017 decreased $17 million and $37 million, respectively, compared to the same periods in 2016. Generation for the quarter and year-to-date was slightly lower than the comparable periods in 2016, which was offset by higher payments under the Alberta PPAs relating to the pass through of most of the environmental costs. The net impact resulted in higher revenue on a year-to-date basis and flat revenue for the third quarter compared to the corresponding periods in 2016. The three and nine month periods ended September 30, 2017, also included $10 million and $30 million, respectively, in income related to accruals for the Off-Coal Agreement payment. These benefits were more than offset by lower prices on our long term financial contracts and increased fuel costs related to lower productivity at the Highvale mine.
•	US Coal: Comparable EBITDA for the third quarter and year-to-date improved $11 million and $41 million, respectively, compared to the corresponding periods in 2016. This increase is primarily due to higher prices on merchant and contracted revenues and lower transportation costs on coal. Availability for the three months ended Sept. 30, 2017, was up compared to 2016, due to higher unplanned outages in 2016. Year-to-date, availability was down compared to last year due to a forced outage on Unit 1 in January.
•	Canadian Gas: Comparable EBITDA for the three and nine months ended September 30, 2017 increased by $3 million and $27 million, respectively, compared to the same period in 2016, primarily due to the positive impact of the temporary shutdown at our Mississauga facility and the settlement with the Ontario Electricity Financial Corporation in the second quarter. A reduction in contracted revenue from our Windsor facility partially offset this increase.
•	Australian Gas: Production for the three and nine months ended September 30, 2017 increased 87 GWh and 214 GWh, respectively, compared to the corresponding periods in 2016 due to the commissioning of South Hedland in July 2017. Comparable EBITDA for the three and nine month periods ended September 30, 2017 increased $13 million and $12 million, respectively, over the comparable period in 2016.
•	Wind and Solar: Comparable EBITDA for the three months ended September 30, 2017 decreased $6 million primarily driven by lower production at our contracted facilities as a result of lower wind resources and the sale of Wintering Hills in the first quarter of 2017. Year-to-date comparable EBITDA increased $7 million compared to the same period in 2016, primarily due to increased renewable energy certificate sales and lower operating expenses after renegotiating long term service agreements with service providers for some Alberta wind projects.
•	Hydro: Comparable EBITDA of $19 million and $61 million for the third quarter and year-to-date, respectively, were relatively flat compared to the same periods in 2016. Higher volumes were offset by increased costs related to our corporate transformation initiatives.
•	Energy Marketing: Comparable EBITDA for the third quarter was up $2 million compared to 2016 reflecting a return to a normalized gross margin. On a year-to-date basis, results were lower compared to 2016 due to weak margins in the first quarter of 2017 as traders reduced their positions to manage market uncertainty.
•	Corporate: Corporate overhead costs increased $5 million and $14 million for the three and nine month periods ending September 30, 2017, respectively. Corporate overhead costs include certain costs relating to our corporate transformation and the reclassification of 2016 incentives between our operational and corporate segments.

Consolidated Earnings Review

Reported net loss attributable to common shareholders for the third quarter of 2017 was $27 million ($0.09 loss per share) compared to net loss of $12 million ($0.04 loss per share) during the same period in 2016. Year-to-date, reported net earnings were down $101 million ($0.35 loss per share). The income related to the Off-Coal Agreement payments were offset by the Sundance Unit 1 impairment charge of $20 million recognized in the second quarter and higher net earnings attributable to non-controlling interests. Additionally, the comparative net earnings for 2017 are negatively impacted by higher depreciation on Keephills 3 and Genesee 3, which were expected to run beyond 2030 and therefore have had their useful lives shortened.

Operating Review

Adjusted availability for the three and nine months ended September 30, 2017, was 86.5 per cent and 86.3 per cent, respectively, compared to 89 per cent and 89.3 per cent for the same periods in 2016. During the quarter and year-to-date, the main causes of the decreases were higher outages and derates at Canadian Coal and planned maintenance at our Sarnia facility. Windsor's cycling conversion project also impacted the year-to-date availability. Lower availability had a minimal impact on our results due to current low prices in Alberta and the Pacific Northwest.

Production for the three and nine months ended September 30, 2017 was 9,767 GWh and 26,526 GWh, respectively, compared to 10,769 GWh and 27,533 GWh for the same periods in 2016. The cessation of operations at our Mississauga cogeneration facility effective January 1, 2017, higher outages and derates at Canadian Coal and lower wind resources, were the main drivers of the production decrease in the third quarter of 2017. This was partially offset by higher generation from Australia due to the commissioning of South Hedland and stronger customer demand. On a year-to-date basis, US Coal had higher production compared to 2016 as a result of later economic dispatching in the first quarter due to slightly higher prices in the first quarter of 2017. Higher water resources at Hydro also contributed to higher production in 2017.

Third Quarter 2017 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		9 Months Ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Adjusted availability (%)(2)	86.5	89.0	86.3	89.3
Production (GWh)(2)	9,767	10,769	26,526	27,533
Revenue	588	620	1,669	1,680
Comparable EBITDA(1)	245	244	787	771
Net earnings (loss) attributable to common shareholders	(27)	(12)	(45)	56
FFO(1)	196	163	585	535
Cash Flow from Operating Activities	201	228	545	622
FCF(1)	99	55	224	200
Net earnings (loss) per common share attributable to common shareholders	(0.09)	(0.04)	(0.16)	0.19
FFO per share(1)	0.68	0.57	2.03	1.86
FCF per share(1)	0.34	0.19	0.78	0.69
Dividends declared per common share	0.04	0.04	0.08	0.12

The complete report for the quarter, including Management Discussion and Analysis ("MD&A") and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call
We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) on Wednesday, November 1, 2017 to discuss our third quarter 2017 results. The call will begin with a short address by Dawn Farrell, President and Chief Executive Officer, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7451

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 95462860 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1) These items are not defined under International Financial Reporting Standards ("IFRS"). Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Reconciliation of Non-IFRS Measures sections of this quarter's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

(2) Adjusted for economic dispatching at U.S. Coal.

About TransAlta
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: our strategy, including our ability to grow cash flow, strengthen our balance sheet and continue our transition to gas and renewables; the compensation to be received from the Balancing Pool in connection with the termination of the Alberta PPAs for Sundance B and C; our ability to increase operational flexibility following the termination of the Alberta PPAs Sundance B and C; our ability to establish that all conditions to the PPA with FMG at South Hedland have been satisfied in full; the amount of proceeds, if any, to be received from FMG in respect of FMG's purchase of the Solomon power station, and the use of proceeds thereof; and the use of proceeds from the Kent Hills private placement bond offering. By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; changes in our relationship with TransAlta Renewables; disruptions in the source of fuels, including coal, gas, water or wind required to operate our facilities; our ability to resolve the impact of labour constraints at our Highvale mine; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts, including development of regulations facilitating coal-to-gas conversions; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); the outcome of disputes with counterparties; changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where we operate; deterioration of credit markets; impediments to the construction and commissioning of the Kent Hills expansion; and the outcome of any and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's MD&A for the year ended December 31, 2016 and 2017 Annual Information Form. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:45e 31-OCT-17